Filed by Washington Group International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Washington Group International, Inc.
Commission File No. 001-12054
Date:  August 14, 2007

The following message was distributed to the families of employees of Washington Group International:

July 2007

Re: Proposed Merger with URS Corporation

Dear Washington Group International Family:

Over the past few weeks we have been communicating with Washington Group International employees at work regarding our potential merger with URS Corporation, and we want to take this opportunity to provide the families of our employees with information about this exciting opportunity. As always, your support at home plays an important role in our success.

On May 28, 2007, we announced the execution of a definitive agreement providing for the acquisition of Washington Group by URS in a cash and stock transaction valued at approximately $2.6 billion. The proposed transaction is currently targeted to close in the second half of 2007, subject to regulatory and stockholder approvals and other customary conditions.

By joining the resources of Washington Group and URS, we would bring together two world-class organizations to create a new global leader in our industry. Together, we would be a more diversified, “single-source” vendor that can offer a full life cycle of planning, engineering, construction and operations and maintenance services with more than 54,000 employees, a larger network of offices both in the United States and internationally, and an expanded client base. Our companies offer highly complementary services, bringing different strengths to the proposed combined firm. Together we would have the resources and technical capabilities to meet our clients’ diverse needs throughout the entire project life cycle - from initial planning through design and construction, to operations management and decommissioning.

In addition to bringing business growth opportunities, we believe this is a beneficial transaction for our employees. Both URS and Washington Group have growing businesses in dynamic markets, and extremely capable employees. With approximately 3,000 employment openings between us, all over the United States and the world, we feel this provides opportunities even stronger than in the stand-alone organizations.

Until the transaction is completed (following regulatory and stockholder approvals and other customary conditions), Washington Group and URS remain separate and independent companies and will continue to operate that way.

Following the expected completion of the transaction, Washington Group International would operate as the Washington Group Division of URS Corporation and would continue to be headquartered in Boise. For the vast majority of employees, little would change.

As for benefits, Washington Group’s plans would remain substantially unchanged through the end of 2008. For benefits beyond that, there would be a team put together, including people from both organizations, to analyze compensation and benefits programs. While there may be some changes down the road, the compensation and benefits package would be competitive. Both companies are in a growth mode, and we will continue to be focused on attracting, retaining, and continually developing the best talent in the industry.

To learn more about URS and the transaction, we suggest you visit www.urs-wng.com. Also, we are encouraging our employees to talk to their management team or human resource representatives if they have questions. While we would not be able to answer all questions prior to the closing of the transaction, we will respond as best we can at the earliest opportunity.

We have told our employees that the most important contribution each and every one of us can make is to stay focused on performing with excellence and keep moving ahead on our assignments with diligence.  It’s business as usual at Washington Group - and that’s a very powerful thing.

We hope that your family takes great pride in what you have helped Washington Group achieve and in the brighter future you have helped us create. We want to thank you for your support and patience as we work through the transition, and we look forward to updating you on our activities and progress in the months ahead.

Sincerely,

/s/ Steve Hanks
President and Chief Executive Officer

/s/ Steve Johnson
Senior Executive Vice President - Business Development

/s/ Tom Zarges
Senior Executive Vice President - Operations

/s/ George Juetten
Chief Financial Officer

720 Park Boulevard • P.O. Box 73 • Boise, ID USA 83729 • (208) 386-5000 • Fax: (208) 386-7186 • www.wgint.com

Washington Group International
Additional Information and Where to Find It

URS Corporation intends to file a registration statement on Form S-4, and URS and Washington Group International, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving URS and Washington Group.  Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s Web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970.  Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636.  In addition, you may also find information about the merger transaction at www.urs-wng.com. URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the merger transaction.  Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above.  Additional information regarding the directors and executive officers of URS is also included in URS’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007.

Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended.  These documents are available free of charge at the SEC’s Web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.

Forward-Looking Statements

Statements contained in this communication that are not historical facts may constitute forward-looking statements, including statements relating to timing of  and satisfaction of conditions to the merger, whether any of the anticipated benefits of the merger will be realized, including  future financial results, future competitive positioning and business synergies, future acquisition cost savings, future market demand, future  benefits to stockholders and employees and future economic and industry conditions.  Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “expect,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue” and similar expressions are also intended to identify forward-looking statements.   The Company believes that its expectations are reasonable and are based on reasonable assumptions.  However, such forward-looking statements by their nature involve risks and uncertainties that could cause actual results to differ materially from the results predicted or implied by the forward-looking statement.  The potential risks and uncertainties include, but are not limited to:  potential difficulties that may be encountered in integrating the merged businesses; potential uncertainties regarding market acceptance of the combined company;  uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies and the satisfaction of other closing conditions to the transaction, including the receipt of regulatory approvals; competitive responses to the merger; an economic downturn; changes in the Company’s book of business; the Company’s compliance with government contract procurement regulations; the Company’s ability to procure government contracts; the Company’s reliance on government appropriations; the ability of the government to unilaterally terminate the Company’s contracts; the Company’s ability to make accurate estimates and control costs; the Company’s ability to win or renew contracts; the Company’s and its partners’ ability to bid on, win, perform and renew contracts and projects; environmental issues and liabilities; liabilities for pending and future litigation; the impact of changes in laws and regulations; a decline in defense spending; industry competition; the Company’s ability to attract and retain key individuals; employee, agent or partner misconduct; risks associated with changes in equity-based compensation requirements; the Company’s leveraged position and ability to service its debt; risks associated with international operations; business activities in high security risk countries; third party software risks; terrorist and natural disaster risks; the Company’s relationships with its labor unions; the Company’s ability to protect its intellectual property rights; anti-takeover risks and other factors discussed more fully in the Company’s Form 10-Q for its quarter ended March 30, 2007, as well as in the Joint Proxy Statement/Prospectus of URS and Washington Group International to be filed, and  other reports subsequently filed from time to time, with the Securities and Exchange Commission.  These forward-looking statements represent only the Company’s current intent, belief or expectation, and any forward-looking statement speaks only as of the date on which it was made. The Company assumes no obligation to update any forward-looking statements.